EATON & VAN WINKLE LLP
                            3 Park Avenue, 16th Floor
                            New York, New York 10016

                                 August 17, 2006

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 0305
100 F Street, N.E.
Washington, D.C. 20549

      Re: Newtown Lane Marketing, Incorporated, (the "Company" or the "Registrant"); Commission's Comment Letter (the "Comment Letter"), dated July 25, 2006, re Form SB-2 of the Company, filed June 30, 2006;
            File No.: 333-135495 (the "Registration Statement")
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Dear Sirs:

      On behalf of the referenced Company, we are writing in response to the referenced Comment Letter from the Commission's Division of Corporation Finance (Max A. Webb, Assistant Director) to the Company. The Company is filing herewith an amended Registration Statement on Form SB-2/A (the "Amended SB-2") which addresses all of the Staff's comments in the Comment Letter. For ease of reference, each of the comments of the staff is set forth below, together with the related response. Any capitalized terms used in this response letter have the meanings assigned to them in the Amended SB-2. The sections of the prospectus and page numbers referred to in the below responses, unless otherwise noted, refer to such sections and page numbers in the Amended SB-2.

General

      1.    Please update the financial statements, if necessary, as required by
            Item 310(g) of Regulation S-B.

      The comment has been complied with. The Registrant's financial statements as of and for the quarter ended June 30, 2006 have been added (beginning on page F-1).

      2. An updated accountant's consent should be included with any amendment to the filing.

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Securities and Exchange Commission
August 17, 2006
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      An updated accountant's consent has been included as Exhibit 23.2.

Prospectus Cover Page

      3. Please highlight the cross-reference to the risk factors by prominent type.

The cross-reference to the risk factors has been highlighted by the use of all capital letters.

Prospectus Summary, page 3

      4. Please briefly describe the terms of your licensing agreement with Dreeson's Enterprises, Inc.

      A description of the terms of the licensing agreement has been added under "Our Business" on page 3.

Risk Factors, page 5

      5. Please revise the risk factor headings so that they are more prominent than the rest of the text.

      The headings to the risk factors (beginning on page 6) have been made more prominent by the use of all capital letters.

      6. Please revise the disclosure to explain the meaning of terms, such as Donut Robots, where used for the first time. Also, revise to provide a context for information you present for the first time. For example, on page 6, you mention Rudy De-Santi's success for the first time without any disclosing who Rudy De-Santi is.

      The comment has been complied with. The meaning of Donut Robots has been added in the third risk factor (page 6). The fifth risk factor heading (page 7), which references Rudy De-Santi, has been revised to not mention his name.

Where You Can Find More Information, page 9

      7. We note that the statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete and are qualified in all respects by the actual contents of the contract or other documents. You may refer readers to the related documents for a more complete reading or

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Securities and Exchange Commission
August 17, 2006
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            understanding, but should not imply that the prospectus does not contain all material information from those documents, even if summarized, or that the statements made in the prospectus are in any way inaccurate. Please revise accordingly.

The comment has been complied with. The second paragraph under "Where You Can Find More Information" (page 11) has been revised accordingly.

Cautionary statement identifying important factors, page 10

      8. Since the safe harbor for forward-looking information does not apply to penny stock companies like yours, either remove the statutory references or revise to clarify that it does not apply to your company and this prospectus. Refer to Section 27A of the Securities Act. For the same reason remove the last sentence of this section.

The comment has been complied with. The statutory references in the first paragraph of this section (page 11) have been removed and the last sentence of this section has been removed.

Dilution of the Price you Pay, page 12

      9.    Revise to include a dilution table.

A dilution table has been added to this section and appears on page 14 and 15.

Bradley C. Burde, page 20

      10. Please provide a five year biography for Mr. Burde giving title/ and company and changes in month/year format.

A new professional biography of Mr. Burde has been included and appears on page 24.

Selling Stockholders, page 38

      11. Please add disclosure that each of the selling stockholders may be deemed an underwriter.

A statement that each of the selling stockholders may be deemed to be an underwriter has been added on page 19 in the first full paragraph following the selling stockholders table.

      12. Consider including a discussion of how the shares were acquired by selling shareholders in this section.

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Securities and Exchange Commission
August 17, 2006
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      A statement has been added to the fourth paragraph of the "Selling
      Security Holders" section (page 15) to explain that all of the shares being offered, except the shares being offered by Mr. Barter, were issued to the selling stockholders in the connection with the Company's issuance of the December Notes. The same disclosure appears in the first paragraph of the section. Footnote 15 to the selling stockholders table (page 20) explains how Mr. Barter acquired the shares being offered by him.

      13. For each selling shareholder, please identify the natural person or persons that have voting or investment power over the selling shareholder.

      The paragraph immediately prior to footnote 1 to the selling stockholders table (page 19) has been revised to explain that each selling stockholder who is a natural person has the voting and investment power over the listed shares. The natural person who has voting or investment power over each selling stockholder that is an entity has been identified in the footnotes to the selling stockholders table (pages 19 - 20).

      14. Where applicable, please distinguish between the amount of common stock currently held, and the number of shares that may be purchased upon exercise of warrants or options, preferably in a footnote for each selling stockholder.

      The comment has been complied with. The footnotes to the selling stockholders table (pages 19 - 20) explain for each stockholder the number of shares issuable to the stockholder upon conversion of convertible securities.

      15.   Please disclose the address of the selling shareholders.

The address of each stockholder has been added to the list of selling stockholders (pages 16 - 18).

Plan of Distribution, page 15

      16. Please revise the first full paragraph on page 17 to clarify that any broker-dealers who participate in the sale of shares "are" underwriters.

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Securities and Exchange Commission
August 17, 2006
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The comment has been complied and appropriate revisions were made to the last paragraph of the "Plan of Distribution" section (page 23).

Background, page 23

      17. We note the reference in the first sentence to the "mountains of Rome." We believe Rome has hills but not mountains. Do you mean Italy?

      "Rome" has been changed to "Italy" in the first paragraph under "- Background" (page 28).

      18. Revise the first paragraph on page 24 to clarify whether Dreesen's manufacturers its own shortening and sugar. If it does not, disclose who does and whether the manufacture is subject to a long-term agreement.

      The first paragraph under "- The System" (page 29) has been revised to comply with this comment. Since there is no long-term contract and the shortening and sugar can be purchased from any number of suppliers, the name of the current supplier has not been identified.

      19. We note that the third paragraph on page 24 refers to locations in Manhattan, New Jersey, and Connecticut, but the list has one location in Massachusetts and none in Connecticut. Please revise or advise.

      The sentence immediately preceding the table of locations (page 29) has been revised to include reference to Massachusetts and also Pennsylvania and to delete Connecticut.

Management's Discussion and Analysis or Plan of Operation, page 27

      20. Please note that small business issuers must provide the disclosures required by both Items 303(a) and (c) of Regulation S-B. Please revise to include if applicable.

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Securities and Exchange Commission
August 17, 2006
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      The comment has been noted. No revision is required to comply with Item
      303(c) of Regulation S-B.

      21. Describe your plan of operation for the next twelve months. Specifically address how long you can satisfy your cash requirements and indicate whether you will have to raise additional funds in the next twelve months. See Item 303(a) of Regulation S-B.

      A new paragraph has been added immediately preceding the heading "- Liquidity and Capital Resources" (page 32) to address the comment about cash requirements. The Registrant's plan of operation for the next twelve months is described under "- Plan of Operation" (page 31).

      22. We refer to the last paragraph on page 27. Please revise to disclose plans you actually have instead of plans you might pursue in the future.

The paragraph which had been the last one under "- Plan of Operation" (page 32) has been deleted, and a new paragraph has been inserted to comply with this comment.

Liquidity and Capital Resources, page 28

      23. Since it appears that the notes have original issue discount, since part of their purchase price must be attributed to the shares, please disclose the OID interest rate as well.

The comment has been complied with by the addition of a sentence to the end of the third paragraph under "- Liquidity and Capital Resources" (page 33).

Executive Compensation, page 30

      24.   Please revise this section to provide the disclosure according to section 402 of Regulation S-B including in a table or column as required by Item 402(b) of Regulation S-B.

A summary compensation table has been included (page 35).

Item 26, Recent Sales of Unregistered Securities, page II-1

      25. Where you issued shares for services, please disclose the type and amount of service you received according to Item 701(c) of Regulation S-B.

The comment has been complied with through revisions in the applicable paragraphs (page II-2).

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Securities and Exchange Commission
August 17, 2006
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Exhibit 5.1

      26. Please revise the fourth paragraph to clarify that the shares will be, not have been, validly issued, or advise.

      The fourth paragraph of the opinion has been revised to comply with the comment.

      27. Please delete the third sentence of the sixth paragraph or refile the opinion dated the date of effectiveness.

      The comment has been complied with.

      28. Please delete the second sentence of the penultimate paragraph. You may limit reliance as to subject matter - legality- but not as to who can rely on it.

The comment has been complied with.


                                Very truly yours,

                           /s/ Eaton & Van Winkle LLP